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(11-02)    INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND
           UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
--------------------------------------------------------------------------------
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                                                             OMB APPROVAL
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                                                      --------------------------
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                          Molson Coors Brewing Company
                                (Name of Issuer)

                 Class A Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                   60871R 10 0
                                 (CUSIP Number)

                               Guy P. Lander, Esq.
                       Davies Ward Phillips & Vineberg LLP
                               625 Madison Avenue
                               New York, NY 10022
                                 (212) 308-8866
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 3, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60871R 10 0
--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Pentland Securities (1981) Inc.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a) |X|
                                                                 (b) |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)

     N/A
--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                        |_|
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Canada
--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER

                    -0-
               -----------------------------------------------------------------
   NUMBER OF   8.   SHARED VOTING POWER
    SHARES
 BENEFICIALLY       2,522,267
   OWNED BY    -----------------------------------------------------------------
     EACH      9.   SOLE DISPOSITIVE POWER
   REPORTING
    PERSON          -0-
     WITH      -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    1,262,267
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,522,267
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)                                                         |_|
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     80.0%*
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     HC
--------------------------------------------------------------------------------

--------
* Using number in Item 11 divided by number of Class A Common Stock outstanding plus the total number of Class A Exchangeable Shares outstanding as of October 28, 2005, as reported in the Quarterly Report on Form 10-Q filed by Molson Coors Brewing Company on November 4, 2005.

CUSIP No. 60871R 10 0
--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     4280661 Canada Inc.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a) |X|
                                                                 (b) |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)

     N/A
--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     OR 2(e)                                                               |_|
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Canada
--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER

                    -0-
               -----------------------------------------------------------------
   NUMBER OF   8.   SHARED VOTING POWER
    SHARES
 BENEFICIALLY       2,522,267
   OWNED BY    -----------------------------------------------------------------
     EACH      9.   SOLE DISPOSITIVE POWER
   REPORTING
    PERSON          -0-
     WITH      -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    1,262,267
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,522,267
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)                                                         |_|
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     80.0%*
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO
--------------------------------------------------------------------------------

----------

* Using number in Item 11 divided by number of Class A Common Stock outstanding plus the total number of Class A Exchangeable Shares outstanding as of October 28, 2005, as reported in the Quarterly Report on Form 10-Q filed by Molson Coors Brewing Company on November 4, 2005.

CUSIP No. 60871R 10 0
--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Lincolnshire Holdings Limited
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a) |X|
                                                                 (b) |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)

     N/A
--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     OR 2(e)                                                               |_|
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Canada
--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER

                    -0-
               -----------------------------------------------------------------
  NUMBER OF    8.   SHARED VOTING POWER
   SHARES
BENEFICIALLY        2,522,267
  OWNED BY     -----------------------------------------------------------------
    EACH       9.   SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           -0-
    WITH       -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    1,262,267
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,522,267
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)                                                         |_|
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     80.0%*
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     HC
--------------------------------------------------------------------------------

----------
* Using number in Item 11 divided by number of Class A Common Stock outstanding plus the total number of Class A Exchangeable Shares outstanding as of October 28, 2005, as reported in the Quarterly Report on Form 10-Q filed by Molson Coors Brewing Company on November 4, 2005.

CUSIP No. 60871R 10 0
--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Nooya Investments Limited
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a) |X|
                                                                 (b) |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)

     N/A
--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     OR 2(e)                                                                 |_|
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Canada
--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER

                    -0-
               -----------------------------------------------------------------
  NUMBER OF    8.   SHARED VOTING POWER
   SHARES
BENEFICIALLY        2,522,267
  OWNED BY     -----------------------------------------------------------------
    EACH       9.   SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           -0-
    WITH       -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    1,262,267
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,522,267
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)                                                         |_|
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     80.0%*
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO
--------------------------------------------------------------------------------

----------
* Using number in Item 11 divided by number of Class A Common Stock outstanding plus the total number of Class A Exchangeable Shares outstanding as of October 28, 2005, as reported in the Quarterly Report on Form 10-Q filed by Molson Coors Brewing Company on November 4, 2005.

CUSIP No. 60871R 10 0
--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     BAX Investments Limited
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a) |_|
                                                                 (b) | |
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)

     N/A
--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     OR 2(e)                                                               |_|
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Canada
--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER

                    -0-
               -----------------------------------------------------------------
  NUMBER OF    8.   SHARED VOTING POWER
   SHARES
BENEFICIALLY        6,964
  OWNED BY     -----------------------------------------------------------------
    EACH       9.   SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           -0-
    WITH       -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    6,964
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,964
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)                                                         |_|
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.2%*
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     HC
--------------------------------------------------------------------------------

----------
* Using number in Item 11 divided by number of Class A Common Stock outstanding plus the total number of Class A Exchangeable Shares outstanding as of October 28, 2005, as reported in the Quarterly Report on Form 10-Q filed by Molson Coors Brewing Company on November 4, 2005.

CUSIP No. 60871R 10 0
--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     DJS Holdings Ltd.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a) |_|
                                                                 (b) | |
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)

     N/A
--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     OR 2(e)                                                               |_|
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Canada
--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER

                    -0-
               -----------------------------------------------------------------
  NUMBER OF    8.   SHARED VOTING POWER
   SHARES
BENEFICIALLY        7,720
  OWNED BY     -----------------------------------------------------------------
    EACH       9.   SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           -0-
    WITH       -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    7,720
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,720
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)                                                         |_|
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.2%*
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     HC
--------------------------------------------------------------------------------

----------

* Using number in Item 11 divided by number of Class A Common Stock outstanding plus the total number of Class A Exchangeable Shares outstanding as of October 28, 2005, as reported in the Quarterly Report on Form 10-Q filed by Molson Coors Brewing Company on November 4, 2005.

CUSIP No. 60871R 10 0
--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Trust u/w/o Thomas Henry Pentland Molson
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a) |_|
                                                                 (b) | |
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)

     N/A
--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     OR 2(e)                                                               |_|
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Canada
--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER

                    -0-
               -----------------------------------------------------------------
  NUMBER OF    8.   SHARED VOTING POWER
   SHARES
BENEFICIALLY        14,684
  OWNED BY     -----------------------------------------------------------------
    EACH       9.   SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           -0-
    WITH       -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    14,684
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     14,684
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)                                                         |_|
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.5%*
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     OO
--------------------------------------------------------------------------------

----------

* Using number in Item 11 divided by number of Class A Common Stock outstanding plus the total number of Class A Exchangeable Shares outstanding as of October 28, 2005, as reported in the Quarterly Report on Form 10-Q filed by Molson Coors Brewing Company on November 4, 2005.

CUSIP No. 60871R 10 0
--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Eric Herbert Molson
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a) |X|
                                                                 (b) |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)

     N/A
--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     OR 2(e)                                                               |_|
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Canada
--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8.   SHARED VOTING POWER
   SHARES
BENEFICIALLY        2,522,267
  OWNED BY     -----------------------------------------------------------------
    EACH       9.   SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    1,262,267
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,522,267
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)                                                         |_|
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     80.0%*
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------

----------
* Using number in Item 11 divided by number of Class A Common Stock outstanding plus the total number of Class A Exchangeable Shares outstanding as of October 28, 2005, as reported in the Quarterly Report on Form 10-Q filed by Molson Coors Brewing Company on November 4, 2005.

CUSIP No. 60871R 10 0
--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Stephen Thomas Molson
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a) |X|
                                                                 (b) |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)

     N/A
--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     OR 2(e)                                                               |_|
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Canada
--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8.   SHARED VOTING POWER
   SHARES
BENEFICIALLY        2,522,267
  OWNED BY     -----------------------------------------------------------------
    EACH       9.   SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    1,262,267
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,522,267
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)                                                         |_|
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     80.0%*
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------

----------

* Using number in Item 11 divided by number of Class A Common Stock outstanding plus the total number of Class A Exchangeable Shares outstanding as of October 28, 2005, as reported in the Quarterly Report on Form 10-Q filed by Molson Coors Brewing Company on November 4, 2005.

INTRODUCTION

      This Amendment No. 1 to Schedule 13D amends the Schedule 13D (the "Schedule") filed jointly on February 22, 2005,by: (a) Pentland Securities
(1981) Inc. ("Pentland"); (b) 4280661 Canada Inc. ("4280661"); (c) Lincolnshire
Holdings Limited ("Lincolnshire"); (d) Nooya Investments Limited ("Nooya"); (e) BAX Investments Limited ("BAX"); (f) DJS Holdings Ltd. ("DJS"); (g) Trust u/w/o Thomas Henry Pentland Molson ("Molson Trust"); (h) Eric Herbert Molson ("Eric Molson"); and (i) Stephen Thomas Molson ("Stephen Molson") (the "Reporting Persons"). This Amendment No. 1 is being filed by the Reporting Persons to report that, effective January 1, 2006, Eric Molson and Stephen Molson resigned as trustees of the Molson Trust and as officers and directors of BAX and DJS, and that, as a result of such actions, BAX, DJS and the Molson Trust are not subject to any further reporting obligations under Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 13d-1 thereunder with respect to the Class A Common Stock (the "Class A Common Stock") of Molson Coors Brewing Company (the "Company"). This Amendment No. 1 also reports changes in the remaining Reporting Persons' percentage ownership of the outstanding shares of Class A Common Stock due to changes in the number of such shares outstanding. Unless otherwise indicated, all capitalized terms used herein shall have the meanings set forth in the Schedule and, unless amended hereby, all information previously filed remains in effect.

ITEM 5.    INTEREST IN SECURITIES OF THE COMPANY.

      Items 5(a)and(b) of the Schedule are amended and restated to read in their entirety as follows:

      Items 3 and 4 are incorporated herein by reference.

      (a)(b) The Reporting Persons have acquired the following shares of Class A Common Stock and Class A Exchangeable Shares as a result of the merger between Molson and Coors in which they exchanged their shares of Molson for those of Molson Coors:

                                     No. of Class A
                                   Exchangeable Shares    No. of Class A Shares
                                   -------------------    ---------------------
a     Pentland                            928,612                   126

b     4280661                             333,529                    --

c     Lincolnshire                             --                    --

d     Nooya                                    --                    --

e     BAX                                   6,964                    --

f     DJS                                   7,720                    --

g     Trust u/w/o Thomas Molson                --                    --

h     Eric Molson                              --                    --

I     Stephen Molson                           --                    --

      The Class A Exchangeable Shares were issued in the merger by Exchangeco. All holders of Class A Exchangeable Shares may exchange those shares at any time on a one-for-one basis for shares of Class A Common Stock. The disclosure in this Item 5 assumes the conversion into Class A Common Stock of all of the outstanding Class A Exchangeable Shares. All ownership percentages set forth below were calculated based on the number of shares of Class A Common Stock and Class

A Exchangeable Shares outstanding as of October 28, 2005, as reported in the Quarterly Report on Form 10-Q filed by the Company on November 4, 2005. Further, unless otherwise specified, the beneficial ownership of each Reporting Person includes the power to vote or direct the vote, and the power to dispose or direct the disposition of, the shares of Class A Common Stock. However, declarations of beneficial ownership herein are being made solely for the purposes of the federal securities laws of the United States.

      4280661 is the record owner of and has shared beneficial ownership of 333,529 shares of Class A Common Stock and, by reason of the Voting Agreement and the Voting Trust Agreements, and the Pentland Shareholders Agreement, may be deemed to share beneficial ownership of 928,738 shares of Class A Common Stock owned by Pentland and to share the power to vote or direct the vote of 1,260,000 shares owned by the Coors Family Trust, for total beneficial ownership of 2,522,267 shares of Class A Common Stock, equal to 80.0% of the outstanding shares of Class A Common Stock on the date hereof.

      Pentland is the record owner of and has shared beneficial ownership of 928,738 shares of Class A Common Stock and, by reason of its ownership of 4280661, the Voting Agreement and the Voting Trust Agreements, and the Pentland Shareholders Agreement, may be deemed to share beneficial ownership of the 333,529 shares of Class A Common Stock beneficially owned by 4280661, and to share the power to vote or direct the vote of the 1,260,000 shares of Class A Common Stock owned by the Coors Family Trust, for total beneficial ownership of 2,522,267 shares of Class A Common Stock, equal to 80.0% of the outstanding shares of Class A Common Stock on the date hereof.

      Lincolnshire, as a result of its ownership of 64% of the voting securities of Pentland, the Voting Agreement and the Voting Trust Agreements, and the Pentland Shareholders Agreement, may be deemed to share beneficial ownership of 1,262,267 shares of Class A Common Stock beneficially owned by Pentland and 4280661 and to share the power to vote or to direct the vote of 1,260,000 shares of Class A Common Stock owned by the Coors Family Trust, for total beneficial ownership of 2,522,267 shares of Class A Common Stock, equal to 80.0% of the outstanding shares of Class A Common Stock on the date hereof.

      Nooya, by virtue of its ownership of 36% of the voting securities of Pentland, the Voting Agreement and the Voting Trust Agreements, and the Pentland Shareholders Agreement, may be deemed to share beneficial ownership of the 1,262,267 shares of Class A Common Stock owned by Pentland and 4280661, and to share the power to vote or direct the vote of 1,260,000 shares of Class A Common Stock owned by the Coors Family Trust, for total beneficial ownership of 2,522,267 shares of Class A Common Stock, equal to 80.0% of the outstanding shares of Class A Common Stock on the date hereof.

      BAX has record ownership and shared beneficial ownership of 6,964 shares of Class A Common Stock, equal to 0.2% of the Class A Common Stock outstanding on the date hereof.

      DJS has record ownership and shared beneficial ownership of 7,720 shares of Class A Common Stock, equal to 0.2% of the Class A Common Stock outstanding on the date hereof.

      The Molson Trust, by virtue of its control and partial ownership of BAX and DJS, may be deemed to share beneficial ownership of the aggregate of 14,684 shares of Class A Common Stock beneficially owned by BAX and DJS, equal to 0.5% of the outstanding shares of Class A Common Stock on the date hereof.

      Effective January 1, 2006, Eric Molson and Stephen Molson resigned as trustees of the Molson Trust and as officers and directors of BAX and DJS and were replaced by other trustees, officers and directors. As trustees of the Molson Trust, Eric Molson and Stephen Molson may have been deemed to share beneficial ownership of the 14,686 shares of Class A Common Stock beneficially owned by the Molson Trust, which beneficial ownership both have disclaimed. In addition, the Molson Trust, BAX and DJS may each have been deemed to be a member of a "group" under Rule 13d-5(b)(1) with Eric Molson and Stephen Molson and to thus beneficially own 1,262,267 shares of Class A Common Stock beneficially owned by Eric and Stephen Molson, as to which the Molson Trust, BAX and DJS have disclaimed beneficial ownership. As a result of their resignations as trustees, Eric Molson and Stephen Molson may no longer be deemed to share beneficial ownership of the shares of Class A Common Stock beneficially owned by the Molson Trust, and the Molson Trust, BAX and DJS may no longer be deemed to be members of a group and, accordingly, are no longer subject to any reporting obligations under Section 13(d) of the Exchange Act and Rule 13d-1 thereunder.

      Eric Molson, by virtue of his ownership of Lincolnshire, Lincolnshire's ownership of 64% of the voting securities of Pentland, the Voting Agreement and the Voting Trust Agreements, and the Pentland Shareholders Agreement, may be deemed to share beneficial ownership of 1,262,267 shares of Class A Common Stock beneficially owned by Pentland and 4280661, and to share the power to vote or direct the vote of 1,260,000 shares owned by the Coors Family Trust for a total beneficial ownership of 2,522,267 shares of Class A Common Stock, equal to 80.0% of the outstanding shares of Class A Common Stock on the date hereof.

      Stephen Molson, by virtue of his ownership of Nooya, Nooya's ownership of 36% of the voting securities of Pentland, the Voting Agreement and the Voting Trust Agreements, and the Pentland Shareholders Agreement, may be deemed to share beneficial ownership of 1,262,267 shares of Class A Common Stock beneficially owned by Pentland and 4280661, and to share the power to vote or direct the vote of 1,260,000 shares owned by the Coors Family Trust for a total beneficial ownership of 2,522,267 shares of Class A Common Stock, equal to 80.0% of the shares of Class A Common Stock outstanding on the date hereof.

      Item 5(e) of the Schedule is amended by adding the following at the end thereof:

      On January 1, 2006, Eric Molson and Stephen Molson resigned as trustees of the Molson Trust and as officers and directors of BAX and DJS and were replaced with other trustees, officers and directors. For the reasons set forth in Items 5(a)and (b), above, which are incorporated by reference into this Item 5(e), as of that date, BAX, DJS and the Molson Trust were no longer subject to any reporting obligations under Section 13(d) of the Exchange Act and Rule 13d-1 thereunder.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Item 6 of the Schedule is amended and supplemented by adding the following at the end thereof:

      On May 12, 2005, Eric Molson received 1,500 Class B restricted stock units under the Company's Incentive Compensation Plan. Under the Restricted Stock Unit Agreements entered into by Eric Molson in connection with these grants, the restricted stock units vest on the third anniversary of the date of grant, subject to acceleration or cancellation upon the occurrence of certain events.

Item 7.    MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.    Description

99.1           Directors and Executive Officers of Filing Persons (Amended and
               Restated).

99.2 Molson Coors Brewing Company Incentive Compensation Plan (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-8 (Reg. No. 333-124140) filed by Molson Coors Brewing Company on April 18, 2005).

99.3 Restricted Stock Unit Award Agreement under the Molson Coors Brewing Company Incentive Compensation Plan.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 3, 2006

                                            PENTLAND SECURITIES (1981) INC.

                                    By:     /s/ Andrew Thomas Molson
                                            ------------------------------------
                                            Signature
                                            Name:  Andrew Thomas Molson
                                            Title: President

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 3, 2006

                                            4280661 CANADA INC.

                                    By:     /s/ Andrew Thomas Molson
                                            ------------------------------------
                                            Signature
                                            Name:  Andrew Thomas Molson
                                            Title: President

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 3, 2006

                                            LINCOLNSHIRE HOLDINGS LIMITED

                                    By:     /s/ Eric Herbert Molson
                                            ------------------------------------
                                            Signature
                                            Name:  Eric Herbert Molson
                                            Title: President

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 3, 2006

                                            NOOYA INVESTMENTS LIMITED

                                    By:     /s/ Stephen Thomas Molson
                                            ------------------------------------
                                            Signature
                                            Name:  Stephen Thomas Molson
                                            Title: President

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 3, 2006

                                            BAX INVESTMENTS LIMITED

                                    By:     /s/ Cynthia B. Baxter
                                            ------------------------------------
                                            Signature
                                            Name:  Cynthia B. Baxter
                                            Title: President


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 3, 2006

                                            DJS HOLDINGS LTD.

                                    By:     /s/ Deirdre Stevenson
                                            ------------------------------------
                                            Signature
                                            Name:  Deirdre Stevenson
                                            Title: President

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 3, 2006

                                            TRUST u/w/o THOMAS HENRY PENTLAND
                                            MOLSON

                                    By:     /s/ Thomas R. Burpee
                                            ------------------------------------
                                            Signature
                                            Name:  Thomas R. Burpee
                                            Title: Trustee

                                    By:     /s/ Michael J. Ogilvie
                                            ------------------------------------
                                            Signature
                                            Name:  Michael J. Ogilvie
                                            Title: Trustee

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 3, 2006

                                            /s/ Eric Herbert Molson
                                            ------------------------------------
                                            Eric Herbert Molson

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 3, 2006

                                            /s/ Stephen Thomas Molson
                                            ------------------------------------
                                            Stephen Thomas Molson